GENERAL MARITIME CORPORATION

299 Park Avenue, 2nd Floor
New York, New York 10171

February 19, 2010

VIA EDGAR AND U.S. MAIL

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	General Maritime Corporation
Form 10-K for the Year Ended December 31, 2008
File No. 001-34228

Ladies and Gentlemen:

Reference is made to a letter dated February 4, 2010 (the “Comment Letter”) to Mr. Jeffrey Pribor, Chief Financial Officer of General Maritime Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2008, filed by the Company (the “Annual Report”), and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed by the Company (the “Quarterly Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

U.S. Securities and Exchange Commission
February 19, 2010

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8- Financial Statements and Supplemental Data
Notes to Consolidated Financial Statements
Segment Reporting, page 77

1.Your response to our prior comment 2 indicates that vessels are subject to similar economic influences.  However, while vessels may have similar economic influences, they may not have similar economic characteristics due to differing cost structures.  Although the charter rates may be similar across all your vessels, it is unclear from your response that cost structures are also similar.  Specifically, it appears the vessels acquired from Arlington subject to the Northern Marine management agreement may have cost structures, and therefore operating margins, that are significantly different from the rest of your fleet.  As such, please provide us with the operating margins generated by the vessels you manage as compared to those managed by Northern Maritime.

Management believes that all of our vessels possess similar economic characteristics and thus meet the aggregation criteria of ASC Topic 280-10-50-11 (paragraph 17 of SFAS No. 131).  The technical management arrangements pursuant to which the Arlington vessels were managed by Northern Marine at the time we acquired them were economically similar to the arrangements applicable to the vessels we managed ourselves. Moreover, business decisions on vessel deployment across all vessels in our fleet are made according to substantially the same economic criteria, including those set forth in our previous response to the Staff; whether a vessel is internally-managed or externally-managed does not factor into determining whether to deploy the vessel on time charter or in the spot market.  The Company supervises all technical management of its vessels, whether performed internally or through third-party service providers, primarily from its headquarters in New York, New York.

The operating margins for the vessels managed by our management subsidiary compared to those for our vessels managed by Northern Marine pursuant to contracts in effect as of the date of the Arlington acquisition are set forth in the table below:

Nine Months Ended September 30 2009 (in thousands):

	8 Vessels Acquired from Arlington Tankers	23 Remaining Vessels

Net Voyage Revenue	$55,859	$161,978

Direct vessel expense	15,299	53,861

Depreciation and amortization	17,771	47,841

Contribution to operating income	$22,789	$60,276
Operating Margins	40.8%	37.2%

U.S. Securities and Exchange Commission
February 19, 2010

We believe the foregoing analysis shows that the operating margins for the Company’s vessels that are managed by third-party service providers are substantially similar to those for its vessels that are internally managed and that all such vessels exhibit similar economic characteristics.  This analysis is presented for the nine months ended September 30, 2009 and may not be indicative of the proportion of vessels which we will manage internally or externally through Northern Marine or other third party managers in the future. As charters for vessels expire and new charter agreements are entered into, their management arrangements may change. For example, in some instances, external management companies will continue to be used.  In other instances, we may discontinue external technical management arrangements and manage the vessels internally. Accordingly, at any given time in the future, the number of our internally managed vessels may differ from the number of our internally managed vessels currently. However, whether our vessels are managed internally or externally, management expects the Company’s operating margins to exhibit substantially similar characteristics over the long term.  The Company continually assesses whether it is appropriate to aggregate its vessels into one reportable segment, and to the extent we determine that the vessels are not exhibiting similar economic characteristics over the long term, we will present any additional reportable segments as are required.

2.
Please clarify whether Northern Maritime continues to manage the vessels that were acquired in connection with the Arlington transaction or whether the expiration of options terminates your relationship with Northern Maritime.

The fixed-cost management contracts with Northern Marine for the Arlington vessels that were in effect as of the date of the Arlington acquisition terminate upon the expiration of the time charter options for such vessels.  Accordingly, four of the eight technical management contracts with Northern Marine have terminated.  The Company has entered into new management contracts with Northern Marine for two of the vessels which were subject to expired time charter options and original Northern Marine management contracts.  Such new contracts provide for fees to be paid on a “cost plus” basis rather the fixed cost arrangement of the original contracts with Northern Marine.  The other two vessels for which the time charter options and original Northern Marine contracts expired are currently being managed pursuant to “cost plus” contracts with another third-party technical management company.

Form 10-Q for the quarterly period ended September 30, 2009

Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Summary of Significant Accounting Policies
Time Charter Asset/Liability, page 8

3.
Your response to our prior comment 2 indicates that four of the eight time charters assumed in connection with the Arlington acquisition expired during 2009 and the remaining charters are slated to expire from November 2010 to July 2011.  It appears your original estimation of the amortization period of time charter asset/liability included the optional extension period as current spot-market charter rates were not as favorable to the charteree as the terms of the extension, and so you concluded extension was probable.  Please confirm our understanding is correct.  If correct, please tell us the date at which extension did not become probable; that is, please tell us the date that current spot-market charter rates became more favorable to the charteree than terms offered under the extension.  Please also tell us how you incorporated such information into your ongoing assessment of the amortization period of this item, and how this timing correlates to the timing of the change in estimate recorded in your consolidated financial statements.

U.S. Securities and Exchange Commission
February 19, 2010

We did not base our original estimation of the amortization period of time charter asset/liability on the then-current spot market rates.  Each optional extension period was for a term of one or more years.  Since spot-market rates apply to charters which generally last from several days to several weeks, we believed that it was inappropriate to use spot-market rates for such estimates.  Instead, management utilized estimated future rates over the term of the optional extension periods under the charters based on rate estimates obtained from third-party brokers. Such rate estimates were then evaluated by management as to the reasonableness and basis of the assumptions used.  Management also periodically evaluates the ongoing appropriateness of the amortization period by reviewing estimated future time charter rates, reported one- to three-year time charter rates and historical 10-year average time charter rates and comparing such estimates to the option renewal rates in order to evaluate the possibility of the charterer exercising the renewal option. Management believed that this approach minimizes the impact of short-term spot market price volatility and provided a more appropriate estimation of the likelihood that the options would be renewed.  As discussed in our call with the Staff on February 16, 2010, we continually evaluate the probability of a charterer exercising a renewal option and such determination is not dependent upon a receipt of notice by a counterparty as to its intentions not to renew. Based upon the facts and circumstances that exist at the time of our evaluation, we may determine that renewal is not probable prior to receipt of any notice of non-renewal.

Through June 30, 2009, our analyses continued to indicate that it remained probable that the charterers for all eight of the Arlington vessels would exercise their options to extend the charters through the optional extension periods.  As of the date hereof and based on such periodic evaluations, management is not aware of any new information that it believes materially changes the probability of the options being exercised.  As a result, management continues to believe that its current determinations as to the amortization periods are appropriate.

We will prospectively include in the disclosures of our accounting policies regarding the amortization period of time charter deferred revenue the following summary of our procedures for evaluating the probability that charterers will exercise time charter renewal options:

“Management quarterly evaluates the ongoing appropriateness of the amortization period by reviewing estimated future time charter rates, reported one- to three-year time charter rates and historical 10-year average time charter rates and comparing such estimates to the option renewal rates in order to evaluate the probability of the charterer exercising the renewal option.”

U.S. Securities and Exchange Commission
February 19, 2010

4.	As a related matter, please tell us whether management has reconsidered the amortization period for the remaining charters.

Management has considered the amortization period for the remaining four charters still in effect as of December 31, 2009.  Based on our evaluation of estimated future rates for the option renewal periods compared to the option renewal rates in accordance with the analyses described in our response to the Staff’s comment 3 above, we believe our determination regarding the probability of exercise of the options and the appropriate amortization period should remain unchanged.  Management will continue to review, at least quarterly, the appropriateness of the amortization period as discussed in our response to the Staff’s comment 3 above.

5.
We note your response to our prior comment 5; however, we disagree with your conclusions.  The change in amortization period constitutes a change in estimate that is not unusual in nature or non-recurring, but instead relates to management’s ongoing estimation process associated with your normal operations.  As such, these costs should be classified as operating items.  Please amend your Form 10-Q for the quarterly period ended September 30, 2009, or tell us why such amendment is not required.

Based on discussions with the Staff during our telephone conversation of February 16, 2010, we will revise our financial statements for the period ended September 30, 2009 to reflect the accelerated amortization as a component of revenue. As discussed with the Staff, we will reflect the revision in our quarterly information required under Item 302 of Regulation S-K provided in our Form 10-K for the year ended December 31, 2009 and will not amend our Form 10-Q for the period ended September 30, 2009.

Goodwill, page 8

6.
You indicate that your impairment analysis uses the future net cash flow assumptions of operating vessels in your fleet.  In your response to our previous comment 1 you state that each vessel is an operating segment as defined in ASC Topic 280-10-50-1 due to management’s vessel-by-vessel review of operating results, and that you aggregate all your operating segments into one reporting unit for purposes of segment reporting.  Please note that the goodwill impairment test should be performed at the reporting unit level, which for purposes of the goodwill impairment test is defined by FASB ASC 350-20-35-35 through 38 as an operating segment.  Please tell us how you allocated the goodwill acquired in the Arlington acquisition to the vessels acquired in such acquisition.  Further, please tell us whether you performed the goodwill impairment test at the reporting unit (vessel) level as required by FASB ASC 350-20-35-1.  If you have not, please re-perform your goodwill impairment test as of December 31, 2008 accordingly, or tell us why such action is not required.

The Company understood that it needed to allocate the goodwill resulting from the Arlington acquisition to the eight acquired vessels, each of which was deemed to be a separate reporting unit but had not completed the allocation process as of December 31, 2008, given that the acquisition had just occurred on December 16, 2008. Management did evaluate what events had transpired in the 15 day period between December 16 and 31 and concluded, based on our evaluation of the facts and circumstances known and available to us through the filing date of the 2008 Form 10-K, that the vessel values had more than likely not declined from their fair values as of December 16th and that no business or industry conditions had occurred which might have indicated the need for an interim impairment test.

U.S. Securities and Exchange Commission
February 19, 2010

In connection with our annual impairment testing as of December 31, 2009, we allocated our goodwill to the eight vessels acquired as part of the Arlington acquisition.  We consider each such vessel to be a reporting unit. The method of allocation of the goodwill was based on the fair value of the vessels acquired as of the date of the Arlington acquisition. We had initially contemplated allocation of the goodwill based on the proportionate dead weight tonnage of each vessel, but we later determined that such method would not result in goodwill allocated being appropriately proportionate to the revenues such vessel would generate based on its class.  The fair value of the vessels was determined through the use of third party vessel appraisals. The Company is in the process of completing its rigorous annual goodwill impairment analysis as noted above and we preliminarily believe that certain of such vessel goodwill will be impaired. The Company will reflect and disclose the results of such goodwill impairment tests in our 2009 Form 10-K filing.

As we noted to the Staff during our telephone conversation on February 16, 2010, during the course of 2009, we considered events and circumstances, including the factors in ASC 350-20-35-30, that would have more likely than not reduced the fair value of one of our reporting units since the acquisition date and concluded that no such indicators existed as of March 31, 2009, June 30, 2009 or September 30, 2009.  We completed our purchase price allocation and allocated goodwill to the individual reporting units during our fourth quarter of 2009 closing process.  While the goodwill was not assigned to our individual reporting units until the fourth quarter, management had monitored each reporting unit’s performance at a sufficient level to assess if the fair value of the acquired vessels had more likely than not declined since the acquisition date.  Specifically, the Company determined that no triggering events occurred prior to Q4 2009.  During Q1 2009, the average rates for the types of tankers the Company operates declined when compared to Q4 2008, but overall average rates for Q1 2009 remained comparable to and relatively high when compared against average rates for Q4 2008. During Q2 and Q3, 2009 the market experienced seasonal softening. This summer season softening of rates is common in the tanker industry and is discussed in our annual Form 10-K. Tanker markets are typically stronger in the fall and winter months in anticipation of increased oil consumption in the Northern Hemisphere during the winter months.  However, the Company noted that contrary to our expected seasonal improvement the rates did not improve in Q4 2009. In addition, in November 2009, the Company obtained third party vessel appraisals in connection with amending one of its credit facilities which indicated that values had fallen. It was at this time, the Company determined that a trigger event had occurred.

As several of our reporting units have failed the first step of the annual goodwill impairment test, management also reconsidered whether there was a triggering event in a previous quarter that would have required an interim goodwill impairment test.  Management was not able to identify any events or set of circumstances at a reporting unit level as of March 31, 2009, June 30, 2009 or September 30, 2009 that should have been previously identified.  We believe that the procedures we followed and supported by paragraph B141 of former Statement 142 which explains why the FASB chose to require an annual test, as opposed to relying exclusively on impairment indicators.  That paragraph states, in relevant part, “…Board members observed that goodwill impairments generally do not occur suddenly but occur as a result of a series of events that might not be captured by a list of impairment indicators. An annual test would provide a safety net for impairments that arise as the result of a series of events.”  Accordingly, while we operate in a dynamic industry, we did not believe during these quarterly analyses of the Company and its results that any triggering event had occurred which would have required us to perform an interim test for the impairment of goodwill.

U.S. Securities and Exchange Commission
February 19, 2010

As set forth in our response to the Staff’s prior comment 7, we will also prospectively revise our goodwill disclosures to discuss goodwill impairment.  We intend to modify the Goodwill section of Critical Accounting Policies disclosures by inserting the following additional disclosures:

"In our annual assessment of goodwill for impairment, we estimate future net cash flows of operating the vessels in our fleet to which goodwill has been allocated over their remaining useful lives.  For this purpose, over their remaining useful lives, we use the trailing 10-year industry average rates for each vessel class recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates, and we believe the use of a 10-year average is the best measure of future rates over the remaining useful life of our fleet. Also for this purpose, we use a utilization rate based on the Company’s historic average.  For the 10-year period ended December 31, 2009, the industry average rates used in our estimates for our vessel classes, Aframax, Suezmax, VLCC, Panamax and Handymax vessels were $   AA, $    BB, $   CC, $    DD and $    EE, respectively.

We expect to incur the following costs over the remaining useful lives of the vessels in our fleet:

•	Vessel operating costs based on historic costs adjusted for inflation,

•	Drydocking costs based on historic costs adjusted for inflation, and

•	General and administrative costs adjusted for inflation.

The resulting net cash flow from the above inputs for each future period are discounted using a market based weighted average cost of capital.  From this analysis, we determined whether the present value of the resulting estimated future cash flows exceeded the carrying value of the net assets, including goodwill, of the Company’s vessels to which goodwill has been allocated. Where the fair value, based on the discounted cash flow analysis referred to above, exceeds the carrying value of the vessels which have goodwill, no impairment is deemed to have occurred. Conversely, where the carrying value exceeds the fair value, we believe an impairment of goodwill has occurred and we then quantify and record such impairment in our financial statements. In our most recent test for impairment for vessels for which fair value exceeded carrying value, the amount of such excess above carrying value ranged from ____% to ___% of carrying value.

U.S. Securities and Exchange Commission
February 19, 2010

The more significant factors which could impact our assumptions regarding voyage revenues, drydocking costs and general and administrative expenses include, without limitation: (a) loss or reduction in business from our significant customers; (b) changes in demand; (c) material decline in rates in the tanker market; (d) changes in production of or demand for oil and petroleum products, generally or in particular regions; (e) greater than anticipated levels of tanker new building orders or lower than anticipated rates of tanker scrapping; (f) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; (g) actions taken by regulatory authorities; and (h) increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance.”

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.

Sincerely,

/s/ Jeffrey D. Pribor
Chief Financial Officer